April 26, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549
Attention: Andrew Schoeffler
RE:	Wheeling-Pittsburgh Corporation (the “Registrant”) Registration Statement on Form S-3 (File No. 333-130579)
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the above-referenced Registration Statement on Form S-3, as amended, be accelerated so that it will be declared effective at 5:00 p.m., Eastern Daylight Time, on Monday, April 30, 2007, or as soon as thereafter as practicable.
The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
WHEELING-PITTSBURGH CORPORATION
/s/ James P. Bouchard
Chairman and Chief Executive Officer